                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 6)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Steven Madden, LTD.
                               -------------------
                                (Name of Issuer)

                    Common Stock, Par Value $0.0001 Per Share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    556269108
                                    ---------
                                 (CUSIP Number)

                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                February 2, 2005
                                ----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f),  or 13d-1(g),  check the following
box: |_|.

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Equity Partners, L.P.                 13-4088890
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) /_/
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       288,937
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          288,937
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                288,937
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                2.21%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Investros, LLC                        13-4126527
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       288,937
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          288,937
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                288,937
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                2.21%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            James Mitarotonda
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       337,472
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          337,472
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                337,472
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                2.58%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Offshore Fund, Ltd. (BVI)
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           British Virgin Islands
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       48,535
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          48,535
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                48,535
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.37%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Companies Advisors, LLC                         20-0327470
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       48,535
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          48,535
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                48,535
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.37%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Barington Capital Group, L.P.                             13-3635132
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           New York
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       337,472
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          337,472
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                337,472
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                2.58%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            LNA Capital Corp.                                         13-3635168
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       337,472
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          337,472
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                337,472
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                2.58%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                C0
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Parche, LLC                                               20-0870632
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       105,496
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          105,496
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                105,496
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.81%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                00
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Admiral Advisors, LLC                                     37-1484525
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       659,348
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          659,348
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                659,348
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                5.05%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                00
--------------------------------------------------------------------------------

                                       10

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Ramius Capital Group, LLC                                 13-3937658
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       659,348
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          659,348
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                659,348
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                5.05%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                00
--------------------------------------------------------------------------------

                                       11

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            C4S & Co., LLC                                            13-3946794
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       659,348
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          659,348
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                659,348
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                5.05%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                00
--------------------------------------------------------------------------------

                                       12

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Starboard Value & Opportunity Fund, LLC                   37-1484524
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       553,852
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          553,852
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                553,852
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                4.24%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                00
--------------------------------------------------------------------------------

                                       13

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Peter A. Cohen
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       none
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        659,348
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          none
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                659,348
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                659,348
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                5.05%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                IN
--------------------------------------------------------------------------------

                                       14

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Morgan B. Stark
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       none
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        659,348
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          none
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                659,348
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                659,348
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                5.05%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                IN
--------------------------------------------------------------------------------

                                       15

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Jeffrey M. Solomon
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       none
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        659,348
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          none
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                659,348
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                659,348
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                5.05%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                IN
--------------------------------------------------------------------------------

                                       16

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Thomas W. Strauss
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       none
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        659,348
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          none
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                659,348
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                659,348
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                5.05%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                IN
--------------------------------------------------------------------------------

                                       17

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            RJG Capital Partners, LP                                  20-0133443
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     WC
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       8,600
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          8,600
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                8,600
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.066%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                PN
--------------------------------------------------------------------------------

                                       18

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             RJG Capital Management, LLC                              20-0027325
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       8,600
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          8,600
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                8,600
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.066%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                00
--------------------------------------------------------------------------------

                                       19

                                  SCHEDULE 13D
CUSIP NO. 556269108

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
           Ronald Gross
--------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) /X/

                                                                 (b) |_|
--------------------------------------------------------------------------------
3)   SEC USE ONLY
--------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                     00
--------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)                                       |_|
--------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                        7)  SOLE VOTING POWER
NUMBER OF                       8,600
SHARES                  --------------------------------------------------------
BENEFICIALLY            8)  SHARED VOTING POWER
OWNED BY                        none
EACH                    --------------------------------------------------------
REPORTING               9)  SOLE DISPOSITIVE POWER
PERSON                          8,600
WITH                    --------------------------------------------------------
                        10) SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                8,600
--------------------------------------------------------------------------------
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                0.066%
--------------------------------------------------------------------------------
14)  TYPE OF REPORTING PERSON
                                IN
--------------------------------------------------------------------------------

                                       20

     This Amendment No. 6 amends and supplements the Schedule 13D filed with the
Securities and Exchange Commission on July 30, 2004, as amended by that certain
Amendment No. 1 filed on November 12, 2004, that certain Amendment No. 2 filed on November 18, 2004, that certain Amendment No. 3 filed on December 13, 2004, that certain Amendment No. 4 filed on December 20, 2004 and that certain
Amendment No. 5 filed on January 3, 2005 (together, the "Statement"), by and on behalf of Barington Companies Equity Partners, L.P., Barington Companies
Investors, LLC, James Mitarotonda, Barington Companies Offshore Fund, Ltd.
(BVI), Barington Companies Advisors, LLC, Barington Capital Group, L.P., LNA
Capital Corp., Parche, LLC, Starboard Value & Opportunity Fund, LLC, Admiral
Advisors, LLC, Ramius Capital Group, LLC, C4S & Co., LLC, Peter A. Cohen, Morgan
B. Stark, Jeffrey M. Solomon, Thomas W. Strauss, RJG Capital Partners, LP, RJG
Capital Management, LLC, and Ronald Gross (each, a "Reporting Entity" and, collectively, the "Reporting Entities") with respect to the common stock, par value $0.0001 per share, of Steven Madden, Ltd., a Delaware corporation (the
"Company"). The principal executive offices of the Company are located at 52-16
Barnett Avenue, Long Island City, New York 11104.

Item 4.   PURPOSE OF TRANSACTION.

     The information contained in Item 4 of the Statement is hereby supplemented as follows:

On February 2, 2005, the Reporting Entities entered into a Settlement  Agreement with the Company (the "Settlement Agreement"), a copy of which is attached as an exhibit  hereto and  incorporated  herein by  reference,  in which,  among other things,  (i) the Company  agreed to distribute not less than $25 million in 2005
and  $10  million  in  2006  to  stockholders  through  cash  dividends,   share
repurchases and/or self-tender offers, (ii) the Company agreed to appoint one of its independent directors as lead director and to add a new independent director to its Board of Directors, (iii) the Board of Directors of the Company agreed to meet with  representatives  of the  Reporting  Entities on a quarterly  basis to engage  in an open  dialogue,  (iv)  the  Company  agreed  not to  implement  or otherwise  adopt a  "classified"  or  "staggered"  board  during the term of the
Settlement  Agreement and (v) the Reporting  Entities agreed to abide by certain standstill  provisions  for a two  year  period;  provided,  however,  that  the
Settlement  Agreement  stipulates that the Reporting Entities shall be permitted to run a candidate  for election to the Board of Directors as a "short slate" in opposition  to the Board's  nominees for the  Company's  2006 annual  meeting of stockholders if the Company fails to meet a specified  performance threshold set forth in the Settlement Agreement.

     On February 2, 2005, the Reporting Entities also agreed with the Company on the issuance of a joint press release  announcing  the Settlement  Agreement,  a copy of which is  attached  as an  exhibit  hereto  and  incorporated  herein by reference.

Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT
          TO SECURITIES OF THE ISSUER.

     The information contained in Item 6 of the Statement is hereby supplemented as follows:

                                       21

     On February 2, 2005, the Reporting Entities entered into a Settlement
Agreement with the Company, as described in Item 4, a copy of which is attached as an exhibit hereto and incorporated herein by reference.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended to add the following exhibits:

99.7      Settlement Agreement among Steven Madden, Ltd., Barington Companies
          Equity Partners, L.P., Barington Companies Investors, LLC, James
          Mitarotonda, Barington Companies Offshore Fund, Ltd., Barington
          Companies Advisors, LLC, Barington Capital Group, L.P., LNA Capital
          Corp., Parche, LLC, Admiral Advisors, LLC, Ramius Capital Group, LLC,
          C4S & Co., LLC, Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon,
          Thomas W. Strauss, Starboard Value & Opportunity Fund, LLC, RJG
          Capital Partners, LP, RJG Capital Management, LLC and Ronald Gross
          dated February 2, 2005.

99.8      Joint Press Release dated February 2, 2005.

                                       22

                                   SIGNATURES

     After  reasonable  inquiry  and to the best  knowledge  and  belief  of the undersigned,  the  undersigned  certify that the  information  set forth in this
Statement is true, complete and correct.

Dated:  February 3, 2005

                                    BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                    By: Barington Companies Investors, LLC,
                                        its general partner

                                    By: /s/ James A. Mitarotonda
                                       ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member

                                    BARINGTON COMPANIES INVESTORS, LLC

                                    By: /s/ James A. Mitarotonda
                                       ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member

                                    /s/ James A. Mitarotonda
                                    -----------------------------------------
                                    James A. Mitarotonda

                                    BARINGTON COMPANIES OFFSHORE
                                    FUND, LTD. (BVI)

                                    By: /s/ James A. Mitarotonda
                                       ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President

                                    BARINGTON COMPANIES ADVISORS, LLC
                                    By:  Barington Capital Group, L.P., its
                                            managing member
                                    By:  LNA Capital Corp., its general
                                            partner

                                       23

                                    By: /s/ James A. Mitarotonda
                                       ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President and Chief Executive Officer

                                    BARINGTON CAPITAL GROUP, L.P.
                                    By:  LNA Capital Corp., its general
                                            partner

                                    By: /s/ James A. Mitarotonda
                                       ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President and Chief Executive Officer

                                    LNA CAPITAL CORP.

                                    By: /s/ James A. Mitarotonda
                                       ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President and Chief Executive Officer

                                    PARCHE, LLC
                                    By:  Admiral Advisors, LLC, its managing
                                         member

                                    By:  /s/ Jeffrey M. Solomon
                                        -----------------------------------
                                    Name:   Jeffrey M. Solomon
                                    Title:  Authorized Signatory

                                    STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                    By: Admiral Advisors, LLC, its managing
                                        member

                                    By:  /s/ Jeffrey M. Solomon
                                        -----------------------------------
                                    Name:   Jeffrey M. Solomon
                                    Title:  Authorized Signatory

                                       24

                                    ADMIRAL ADVISORS, LLC
                                    By:  Ramius Capital Group, LLC, its
                                         sole member

                                    By:  /s/ Jeffrey M. Solomon
                                        -----------------------------------
                                    Name:   Jeffrey M. Solomon
                                    Title:  Authorized Signatory

                                    RAMIUS CAPITAL GROUP, LLC
                                    By:  C4S & Co., LLC, its managing member

                                    By:  /s/ Jeffrey M. Solomon
                                        -----------------------------------
                                    Name:   Jeffrey M. Solomon
                                    Title:   Managing Member

                                    C4S & CO., LLC

                                    By:  /s/ Jeffrey M. Solomon
                                        -----------------------------------
                                    Name:   Jeffrey M. Solomon
                                    Title:   Managing Member

                                    /s/ Peter A. Cohen
                                    --------------------------------
                                    Peter A. Cohen

                                    /s/ Morgan B. Stark
                                    --------------------------------
                                    Morgan B. Stark

                                    /s/ Jeffrey M. Solomon
                                    --------------------------------
                                    Jeffrey M. Solomon

                                    /s/ Thomas W. Strauss
                                    --------------------------------
                                    Thomas W. Strauss

                                       25

                                    RJG CAPITAL PARTNERS, LP

                                    By:  RJG Capital Management, LLC,
                                         its general partner

                                    By:  /s/ Ronald J. Gross
                                       ------------------------------
                                    Name:  Ronald J. Gross
                                    Title: Managing Member

                                    RJG CAPITAL MANAGEMENT, LLC

                                    By: /s/ Ronald J. Gross
                                        ------------------------------
                                    Name:  Ronald J. Gross
                                    Title: Managing Member

                                    /s/ Ronald J. Gross
                                    ----------------------------------
                                    Ronald J. Gross

                                       26

                                                                    EXHIBIT 99.7

                              SETTLEMENT AGREEMENT

     SETTLEMENT AGREEMENT,  dated this 2nd day of February,  2005 ("Agreement"), among Barington Companies Equity Partners,  L.P., Barington Companies Investors,
LLC, James Mitarotonda, Barington Companies Offshore Fund, Ltd. (BVI), Barington
Companies  Advisors,  LLC,  Barington  Capital  Group,  L.P., LNA Capital Corp.,
Parche,  LLC,  Starboard Value & Opportunity Fund, LLC, Admiral  Advisors,  LLC,
Ramius  Capital  Group,  LLC, C4S & Co., LLC,  Peter A. Cohen,  Morgan B. Stark,
Jeffrey M. Solomon,  Thomas W. Strauss,  RJG Capital  Partners,  LP, RJG Capital
Management,  LLC and Ronald Gross (the foregoing  individuals and entities being collectively  referred to herein as the "Barington  Group"),  and Steven Madden,
Ltd., a Delaware corporation (the "Company").

     WHEREAS,  the Barington  Group (i) has publicly  stated that it may solicit proxies for the  election of its own  opposition  slate of nominees  (the "Proxy
Solicitation")  to the Company's Board of Directors (the "Board"),  and (ii) has
taken certain actions in furtherance thereof; and

     WHEREAS, the Company and the members of the Barington Group have determined that the interests of the Company and its  stockholders  would be best served by avoiding the substantial  expense,  disruption and adverse  publicity that would result from the Proxy Solicitation.

     NOW,  THEREFORE,  in  consideration  of  the  foregoing  premises  and  the respective  representations,  warranties,  covenants,  agreements and conditions hereinafter set forth,  and,  intending to be legally bound hereby,  the parties hereby agree as follows:

     1.   NEW DIRECTOR; 2005 ANNUAL MEETING; RELATED MATTERS.

          (a)  The Nominating/Corporate Governance Committee will, acting in its sole  discretion  and  subject  to its  fiduciary  duties,  seek  at  least  one additional  candidate  for  election to the Board who has a record of  financial and/or  retail  experience  which is  generally  appropriate  for the  Company's business and who satisfies the applicable  criteria to serve as an  "independent director" (as such term is defined under Nasdaq Market Rule 4200 (15)(A)) on the
Company's  Board and who has not,  within  the past five  years,  had a business relationship  with  Steven  Madden,  Jamieson  A.  Karson  or the  Company  (the
"Additional  Independent  Director").  The Company will use its reasonable  best efforts to complete all necessary  steps  sufficiently in advance of the mailing of the Company's  proxy  statement for the 2005 Annual  Meeting of  Stockholders
(the "2005 Annual Meeting") such that the Additional  Independent  Director will be included in the proxy  statement as a nominee for  election to the  Company's
Board at the 2005 Annual  Meeting;  provided  however,  that if such  Additional
Independent  Director is not included in such proxy  statement,  such Additional
Independent  Director shall, in any event, be elected to the Board no later than

                                       27

June 1, 2005.  The Persons  nominated  by the Board to stand for election to the
Board in  accordance  with this Section  1(a),  and who are included in the 2005
Proxy Statement, are referred to herein as the "2005 Nominees."

          (b)  The  members  of the  Barington  Group and their  Affiliates  and
Associates (as such terms are defined in Section 14) shall vote, and shall cause their  respective  Affiliates and Associates to vote, all Voting  Securities (as such term is defined in Section 14) which they are  entitled to vote at the 2005
Annual Meeting in favor of the election of each of the 2005 Nominees.

          (c)  The Barington Group hereby withdraws its demand for a shareholder list and related  information  dated December 31, 2004. The Barington Group will promptly  file an amendment to the Schedule 13D regarding the Common Stock filed with the SEC on July 30, 2004, as amended (the  "Schedule  13D"),  reporting the entry  into  this  Agreement,  amending  applicable  items  to  conform  to  its obligations  hereunder  and appending  this  Agreement and the Press Release (as hereinafter defined) as an Exhibits thereto.

          (d)  The Company  and the Board will  request  that senior  management consult at least quarterly with Harold D. Kahn to review the Company's business, operations,  strategic plans and marketing activities with a view to seeking the benefits of his  knowledge,  experience  and expertise in the retail and fashion industries.  Nothing  contained  herein is  intended to cause Mr. Kahn to not be deemed to be an "independent director."

          (e)  The "independent directors" of the board shall promptly elect one such  director  to  be  a  lead  "independent  director"  and  shall  cause  the
"independent  directors"  of  the  Board  to  hold  regular  meetings  (no  less frequently  than  quarterly).  The lead  independent  director  shall:  (i) work closely with the chairman of the board on approving the information  flow to the board and developing  meeting  agendas and meeting  schedules;  (ii) chair board meetings in the absence of the chairman of the board;  (iii) oversee meetings of the  non-management  directors;  (iv) serve as the principal liaison between the independent directors and the chairman of the board; and (v) take a leading role in the board evaluation process.

     2.   TERMINATION DATE.

     This  Agreement  shall  remain in full  force and effect and shall be fully binding on the parties hereto in accordance with the provisions hereof until the second anniversary of the date set forth above as the date of the Agreement (the
"Termination Date").  Nothing contained in this Agreement shall limit any member of the Barington Group or their  Associates or Affiliates from taking any of the actions otherwise prohibited in this Agreement in connection with any meeting of the Company's  stockholders in 2007,  including without  limitation,  nominating directors,  requesting a shareholder list and related information, making public filings or  announcements or taking any other action,  in each case,  related to the solicitation of proxies at any 2007 meeting of the Company's stockholders if such action  occurs no more than two weeks prior to the earliest date on which a

                                       28

stockholder is permitted to give  effective  notice of its intention to nominate candidates for election at the Company's  Annual Meeting of  Stockholders  to be
held in 2007. To the extent that the  Barington  Group  utilizes the  permission afforded by the preceding  sentence,  the Company  shall not be prohibited  from responding publicly thereto.

     3.   STANDSTILL.

          (a)  Subject to Section  3(b)  hereof,  each  member of the  Barington
Group jointly and severally agrees that during the period commencing on the date hereof and ending on the Termination Date,  without the prior written consent of the Board  specifically  expressed in a written resolution adopted by a majority vote of the entire  Board,  he, she or it will not,  and will cause each of his, her or its Affiliates, Associates, employees, agents and other Persons acting on his, her or its behalf not to:

               (i)    acquire, offer or propose to acquire, or agree to acquire
(except by way of stock  dividends  or other  distributions  or  offerings  made available  to  holders  of  Voting  Securities  generally  on a pro rata  basis, provided that any such securities so received shall be subject to the provisions hereof), directly or indirectly,  whether by purchase, tender or exchange offer, through the acquisition of control of another Person (as such term is defined in
Section 14), by joining a partnership,  limited partnership,  syndicate or other
"group" (within the meaning of Section  13(d)(3) of the Securities  Exchange Act of 1934, as amended (the "Exchange Act")) or otherwise,  any Voting  Securities, if after giving effect to such  acquisition  the  Barington  Group (by itself or with  any  other  Person  with  whom  it has  any  agreement,  understanding  or arrangement with respect to Voting  Securities) would beneficially own more than
9.9% of the outstanding Voting Securities;  provided,  however,  no sales by any member  of  the  Barington  Group  shall  be  required  if the  increase  in the beneficial  ownership of Voting  Securities over 9.9% of the outstanding  Voting
Securities  results  exclusively  from a reduction in the number of  outstanding
Voting  Securities  by  reason of the  Company's  repurchase  of  Common  Stock;
provided,  that no member of the Barington Group acquires any additional  Voting
Securities  following  disclosure by the Company of information  indicating that the  Barington  Group  beneficially  owns in excess  of 9.9% of the  outstanding
Voting Securities. For the purposes of computing the beneficial ownership of the
Barington  Group at the time of any purchase,  the number of outstanding  Voting
Securities shall be determined by the latest  available  Company filing with the
Securities and Exchange Commission (the "SEC").

               (ii)   engage,   or  in  any  way   participate,   directly   or
indirectly,  in any  "solicitation"  (as such term is defined  in Rule  14a-1(l)
promulgated  by the SEC under the Exchange Act) of proxies or consents  (whether or not  relating  to the  election  or  removal of  directors),  seek to advise, encourage  or  influence  any  Person  with  respect to the voting of any Voting
Securities; initiate, propose or otherwise "solicit" (as such term is defined in
Rule 14a-1(l) promulgated by the SEC under the Exchange Act) stockholders of the
Company for the approval of stockholder  proposals whether made pursuant to Rule
14a-8 or Rule 14a-4 under the  Exchange Act or  otherwise;  induce or attempt to induce any other Person to initiate any such stockholder  proposal; or otherwise
communicate  with  the  Company's   stockholders  or  others  pursuant  to  Rule

                                       29

14a-1(l)(2)(iv)  under the Exchange Act; or  participate  in, or take any action pursuant to, any "shareholder  access" proposal which may be adopted by the SEC, whether in accordance with proposed Rule 14a-11 or otherwise;

               (iii)   except as required  pursuant to Item 4 of Schedule 13D in
connection  with a Disposition  (as  hereinafter  defined) of Voting  Securities expressly permitted under Section 3(b) of this Agreement,  seek, propose or make any statements with respect to, any merger, consolidation, business combination, tender or  exchange  offer,  sale or  purchase  of assets,  sale or  purchase of securities, dissolution, liquidation, restructuring, recapitalization or similar transactions  involving the Company or any of its Affiliates,  PROVIDED that the
Barington  Group may  publicly  express  its  opinion  with  respect to any such announced merger, consolidation or business combination;

               (iv)    form,  join  or in any  way  participate  in any  "group"
(within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any
Voting Securities,  other than a "group" that includes all or some lesser number of the Persons  identified as "Reporting  Persons" in the Schedule 13D, but does not include any other  members who are not  currently  identified  as  Reporting
Persons;

               (v)     deposit  any Voting  Securities  in any  voting  trust or
subject any Voting  Securities to any  arrangement  or agreement with respect to the  voting of any  Voting  Securities,  except as  expressly  set forth in this
Agreement;

               (vi)    otherwise  act,  alone  or in  concert  with  others,  to
control or seek to control or influence or seek to influence the management, the
Board or policies of the  Company,  except as otherwise  expressly  permitted in this Agreement;

               (vii)   seek,  alone or in  concert  with  others,  (a) to call a
meeting of stockholders  or solicit  consents from  stockholders,  (b) to obtain representation  on the Board,  or (c) to effect the removal of any member of the
Board;

               (viii)  make any proposal (including publicly disclose or discuss any proposal) or enter into any discussion  regarding any of the  foregoing,  or make any  proposal,  statement or inquiry,  or disclose any  intention,  plan or arrangement  (whether written or oral) inconsistent with the foregoing,  or make or disclose  any request to amend,  waive or  terminate  any  provision  of this
Agreement;

               (ix)    have any discussions or communications, or enter into any
arrangements,  understanding  or agreements  (whether  written or oral) with, or advise, finance, assist or encourage, any other Person in connection with any of the foregoing, or make any investment in or enter into any arrangement with, any other  Person  that  engages,  or offers or  proposes  to engage,  in any of the foregoing; or

               (x)     take  or  cause  or  induce  others  to take  any  action
inconsistent with any of the foregoing.

                                       30

          (b)  If the Company's  announced,  actual basic earnings per share for the three quarters  ended  September 30, 2005 fail to exceed 90% of the Expected
Per Share Earnings Level (as hereinafter  defined) for such  nine-month  period, the Barington  Group shall be relieved from  compliance  with the  provisions of
Section  3(a) hereof  solely to the extent  necessary to permit it to nominate a single  candidate  for  election  to the Board as a director  to run as a "short slate"  against the  Board's  slate of nominees  for the  Company's  2006 Annual
Meeting of  Stockholders  (the "2006 Annual  Meeting") and to solicit proxies in support of such  candidate  for  election to the Board,  as well as to request a shareholder  list and related  information  and make any and all filings  and/or announcements  necessary  in the sole  discretion  of the  Barington  Group,  in connection  with  such  nomination,  and to  vote  all  Voting  Securities  then beneficially  owned in favor of the election of such  candidate to the Board and against  one  nominee on the slate  nominated  by the Board for the 2006  Annual
Meeting.  The term  Expected  Per Share  Earnings  Level means for all  purposes herein the product of (1) times (2) where (1) is 65% and (2) is the lower end of the  Estimated  Per Share  Earnings  Range (as  hereinafter  defined).  The term
"Estimated Per Share Earnings Range" shall mean the range of full year estimated earnings  per  share  which  the  Company  will  publicly  announce  at its next scheduled quarterly conference call scheduled to occur on March 1, 2005.

     4.   DISPOSITIONS OF VOTING SECURITIES.

          (a)  No member of the  Barington  Group will,  and no such member will permit his or her or its Affiliates  and Associates to,  directly or indirectly, sell, assign,  transfer, grant an option with respect to or otherwise dispose of any interest in (or enter into an agreement or understanding with respect to the foregoing)  (collectively,  a "Disposition")  any Voting  Securities,  provided, however,  that the foregoing limitation shall not prohibit any Disposition which complies with Section 4(b) hereof (a "Permitted Disposition").

          (b)  The term  "Permitted  Disposition"  shall mean and include any of the  following:  (i) any  Disposition  to or  through  a  nationally  recognized broker-dealer  (a "Block  Positioner") so long as such Block  Positioner  agrees that it shall not,  either as  principal  or agent,  make any  Disposition  to a
Person who, after giving effect to such  Disposition,  would,  together with its
Affiliates,  beneficially  own 5% or more of the outstanding  Voting  Securities unless  such  Person is either a  reporting  person  with  respect to the Voting
Securities on Schedule 13G or is an institutional  investor eligible to use such
Schedule 13G; (ii) a Disposition  pursuant to a transaction  effected on Nasdaq, any  inter-dealer  quotation  system or on the floor of a nationally  recognized securities  exchange in which no member of the Barington Group has any knowledge that the  purchaser is a Person who,  after giving  effect to such  Disposition, would,  together  with  its  Affiliates,  beneficially  own  5% or  more  of the outstanding  Voting  Securities;  or (iii)  Disposition  pursuant to a tender or exchange offer.

          (c)  If any  member of the  Barington  Group or any  Affiliate  of any member of the  Barington  Group  acquires any Voting  Securities in violation of this Agreement, it will immediately dispose of such Voting Securities to Persons which are not members of the Barington  Group or Affiliates  thereof in a manner

                                       31

permitted by Section 4(b) hereof,  provided that the Company may also pursue any other  available  remedy  to  which  it may be  entitled  as a  result  of  such violation.

     5.   COMMON STOCK REPURCHASE PROGRAM; DIVIDENDS. During the 12-month period beginning February 1, 2005, the Company will cause a distribution by the Company of not less than  $25,000,000 in cash to the holders of Common Stock through any combination of cash dividends, repurchases of Common Stock in the market and one or more self-tender offers to the holders of Common Stock by the Company. During the  12-month  period  beginning  February  1, 2006,  the  Company  will cause a distribution of not less than $10,000,000 in cash to the holders of Common Stock through any  combination of cash  dividends,  repurchases of Common Stock in the market one or more  self-tender  offers to the  holders  of Common  Stock by the
Company.  All such dividends,  share repurchases and self-tender offers shall be commenced,  implemented  or suspended  at any time or from time to time,  at the discretion  of the Board  without  prior  notice  and shall be made in  whatever manner the Board approves in its sole  discretion and subject to compliance with applicable  rules and  regulations of the SEC and Nasdaq,  general  economic and market  conditions  and the  Board's  fiduciary  duty in light of the  Company's business and financial condition obtaining at the relevant time.

     6.   ACCESS TO BOARD.  On a  quarterly  basis (or such other more  frequent basis as the  Board  determines  in its sole  discretion)  occurring  reasonably following the Company's  announcement of its quarterly results (beginning within
30 days of the date hereof and thereafter  following the Company's  announcement of its  results  for the first  quarter  of 2005),  no more than two  designated representatives (the "Designated  Representatives") of the Barington Group shall be  afforded  an  opportunity  to meet with the  Board.  Prior to the first such meeting  the  Barington  Group  shall  notify the  Chairman  of the Board of the
Company of the  identity  of its  Designated  Representatives  and any  specific topics they may wish to address with the Board.  By notice to the  Company,  the
Designated Representatives may be changed from time to time. Such meetings shall occur on a date that is  mutually  convenient  for the Board and the  Designated
Representatives  and the  Company  shall  use its  reasonable  best  efforts  to schedule  such  meetings  within  three  weeks of  receiving  such notice of the
Designated  Representatives.  Such meetings may include participation by members of the Board by means of a conference  telephone or video  conference  telephone hook-up that would satisfy the Company's by-law requirement for a Board meeting, provided,  however,  a majority of directors  shall be present in person at such meetings.

     7.   ANTI-TAKEOVER  MEASURES.  During  the  period  commencing  on the date hereof and ending on the Termination Date, the Company agrees that it shall not:
(i) implement or otherwise  adopt a "classified"  or "staggered"  board; or (ii)
amend or  otherwise  modify the Rights  Agreement by and between the Company and
American  Stock  Transfer & Trust Company dated November 14, 2001, in any manner adverse to a  potential  acquirer  (this  provision  shall in no way prevent the
Company from redeeming the rights issued pursuant to the Rights Agreement).

     8.   REPRESENTATIONS AND WARRANTIES OF THE BARINGTON GROUP.

                                       32

          The members of the Barington Group jointly and severally represent and warrant as follows:

               (a)  Each  member  of the  Barington  Group  has  the  power  and authority  to execute,  deliver and carry out the terms and  provisions  of this
Agreement and to consummate the transactions contemplated hereby.

               (b)  This  Agreement  has  been  duly  and  validly   authorized,
executed,  and  delivered by each member of the Barington  Group,  constitutes a valid  and  binding  obligation  and  agreement  of  each  such  member,  and is enforceable against each such member in accordance with its terms.

               (c)  The  members of the  Barington  Group,  together  with their
Affiliates  and  Associates,   beneficially  own,  directly  or  indirectly,  an
aggregate  of  1,005,420  shares of Common  Stock of the Company as set forth by beneficial owner and amount on Schedule A hereto and such shares of Common Stock constitute all of the Voting Securities of the Company beneficially owned by the members of the Barington Group and their Affiliates and Associates.

     9.   REPRESENTATIONS  AND  WARRANTIES  OF THE COMPANY.  The Company  hereby represents and warrants as follows:

               (a)  The  Company  has  the  corporate  power  and  authority  to execute, deliver and carry out the terms and provisions of this Agreement and to consummate the transactions contemplated hereby.

               (b)  This  Agreement  has  been  duly  and  validly   authorized,
executed  and  delivered  by  the  Company,  constitutes  a  valid  and  binding obligation and agreement of the Company,  and is enforceable against the Company in accordance with its terms.

     10.  SPECIFIC  PERFORMANCE.  Each of the members of the Barington Group, on the one hand, and the Company,  on the other hand,  acknowledges and agrees that irreparable injury to the other party hereto would occur in the event any of the provisions  of this  Agreement  were not  performed  in  accordance  with  their specific  terms or were  otherwise  breached  and that such injury  would not be adequately  compensable in damages. It is accordingly agreed that the members of the Barington  Group,  on the one hand, and the Company,  on the other hand (the
"Moving  Party"),  shall  each be  entitled  to  specific  enforcement  of,  and injunctive  relief to prevent any  violation  of, the terms hereof and the other party hereto will not take action, directly or indirectly,  in opposition to the
Moving Party  seeking such relief on the grounds that any other remedy or relief is available at law or in equity.

     11.  PRESS  RELEASE.  Immediately  following  the execution and delivery of this Agreement,  the Company and the Barington Group shall issue the joint press release attached hereto as Schedule B (the "Press Release"). None of the parties hereto will make any public statements  (including in any filing with the SEC or any other regulatory or governmental agency,  including any stock exchange) that

                                       33

are  inconsistent  with, or otherwise  contrary to, the  statements in the Press
Release issued pursuant to this Section 11.  Following the date hereof,  neither the Barington  Group,  nor any of its Affiliates or  Associates,  shall issue or cause the  publication  of any press release or other public  announcement  with respect to this  Agreement,  the  Company,  its  management  or the Board or the
Company's  business  without  prior  written  consent of the Company,  provided, however,  that the Barington  Group may file an amendment to the Schedule 13D in accordance  with  Section 1(c) of this  Agreement  and may  otherwise  make such public announcements as its counsel reasonably determines are required by law as a result of a  statement,  fact or  development  that  itself does not breach or conflict  with the terms of this  Agreement  so long as the  Company is afforded reasonable  advance notice thereof and an opportunity to comment on the form and substance thereof.

     12.  EXPENSES.  Within 10 business  days  following  receipt of  reasonably satisfactory  documentation  thereof,  the Company will  reimburse the Barington
Group for its reasonable, documented out-of-pocket fees and expenses incurred in connection with its Schedule 13D filings,  its putative Proxy  Solicitation  and the negotiation  and execution of this Agreement and all related  activities and matters, provided such reimbursement shall not exceed $150,000 in the aggregate.

     13.  NO WAIVER.  Any waiver by either the  Representative  (as  hereinafter defined) or the Company of a breach of any provision of this Agreement shall not operate as or be construed to be a waiver of any other breach of such  provision or of any breach of any other provision of this Agreement. The failure of either the Representative or the Company to insist upon strict adherence to any term of this  Agreement  on one or more  occasions  shall not be  considered a waiver or deprive that party of the right  thereafter  to insist upon strict  adherence to that term or any other term of this Agreement.

     14.  CERTAIN DEFINITIONS.  As used in this Agreement, (a) the term "Person"
shall mean any individual,  partnership,  corporation,  group, syndicate, trust, government or agency, or any other organization,  entity or enterprise;  (b) the terms  "Affiliates" and  "Associates"  shall have the meanings set forth in Rule
12b-2 under the Exchange Act and shall include Persons who become  Affiliates or
Associates of any Person subsequent to the date hereof; and (c) the term "Voting
Securities" shall mean any securities of the Company  entitled,  or which may be entitled,  to vote (whether or not entitled to vote generally in the election of directors),  or securities  convertible  into or exercisable or exchangeable for
such   securities,   whether  or  not  subject  to  passage  of  time  or  other contingencies.

     15.  SUCCESSORS AND ASSIGNS. All the terms and provisions of this Agreement shall  inure to the benefit of and shall be  enforceable  by the  successor  and assigns of the parties hereto.

     16.  SURVIVAL OF  REPRESENTATIONS.  All representations and warranties made by the parties in this  Agreement  or pursuant  hereto shall  survive  until the
Termination Date.

                                       34

     17.  ENTIRE AGREEMENT;  AMENDMENTS. This Agreement and the Schedules hereto contain  the entire  understanding  of the parties  hereto  with  respect to its
subject   matter.   There   are   no   restrictions,    agreements,    promises,
representations,   warranties,   covenants  or  undertakings  other  than  those
expressly  set forth  herein.  This  Agreement  may be amended only by a written instrument duly executed by the parties hereto or their respective successors or assigns.

     18.  HEADINGS.  The section  headings  contained in this  Agreement are for reference  purposes  only  and  shall  not  affect  in any  way the  meaning  or interpretation of this Agreement.

     19.  NOTICES. All notices,  demands and other communications to be given or delivered  under or by reason of the  provisions of this  Agreement  shall be in writing and shall be deemed to have been given (a) when  delivered by hand (with written  confirmation  of  receipt),  (b)  upon  sending  if sent by  e-mail  or facsimile  (with  such  communication  to be in  PDF  format),  with  electronic confirmation of sending; provided,  however, that a copy is sent on the same day by registered mail,  return receipt  requested,  in each case to the appropriate mailing  and e-mail or  facsimile  addresses  set forth  below (or to such other mailing,  facsimile  and e-mail  addresses as a party may designate by notice to the other  parties in  accordance  with this  provision),  (c) one (1) day after being sent by nationally recognized overnight carrier to the addresses set forth below (or to such other mailing  addresses as a party may designate by notice to the other  parties in  accordance  with this  Section  19) or (d) when  actually delivered  if sent by any other method that  results in delivery  (with  written confirmation of receipt):

                                       35

If to the Company:

                   Steven Madden, Ltd.
                   52-16 Barnett Avenue
                   Long Island City, New York 11104
                   Attention:  Jamieson A. Karson
                   Telecopy: 718 308 8957
                   Email:  jamiekarson@SteveMadden.com

     with a copy to:

                   Skadden, Arps, Slate, Meagher & Flom LLP
                   Four Times Square
                   New York, New York 10036-6522
                   Attention:  J. Michael Schell, Esq.
                               Jonathan J. Lerner, Esq.
                   Telecopy:  212 735 2000
                   Email:  mschell@skadden.com
                           jlerner@skadden.com
                   and

If to the Barington Group:

                   Barington Companies Equity Partners, L.P.
                   888 Seventh Avenue, 17th Floor
                   New York, NY 10019
                   Attention:  James A. Mitarotonda
                   Telecopy: 212 586 7684
                   Email: jmitarotonda@barington.com

with a copy to:

                   Olshan Grundman Frome Rosenzweig & Wolosky LLP
                   65 East 55th Street
                   New York, New York  10022
                   Attention: Steven Wolosky, Esq.
                   Telecopy: (212) 451-2222
                   Email:  swolosky@olshanlaw.com

     or to such other  address  as the  Person to whom  notice is given may have previously furnished to the others in writing in the manner set forth above.

     20.  GOVERNING LAW. This  Agreement  shall be governed by and construed and enforced in accordance with the laws of the State of New York without  reference to the conflict of laws principles thereof.

                                       36

     21.  COUNTERPARTS.  This Agreement may be executed in counterparts, each of which shall be an original,  but all of which together shall  constitute one and the same Agreement.

     22.  BARINGTON  GROUP  REPRESENTATIVE.  Each member of the Barington  Group hereby irrevocably appoints James Mitarotonda as such member's  attorney-in-fact and representative (the "Representative"),  in such member's place and stead, to do any and all things and to execute any and all  documents and give and receive any and all notices or  instructions  in connection  with this Agreement and the transactions  contemplated  hereby.  The Company  shall be entitled to rely,  as being  binding on each member of the Barington  Group,  upon any action taken by the  Representative or upon any document,  notice,  instruction or other writing given or executed by the Representative.

     23.  NO ADMISSION.  Nothing  contained herein shall constitute an admission by any party hereto of liability or wrongdoing.

                                       37

          IN WITNESS WHEREOF,  and intending to be legally bound hereby, each of the undersigned  parties has executed or caused this Agreement to be executed on the date first above written.

                                   STEVEN MADDEN, LTD.

                                   By:  /s/  Jamieson A. Karson
                                        ----------------------------------------
                                   Name:  Jamieson A. Karson
                                   Title: Chief Executive Officer

                                    BARINGTON COMPANIES EQUITY PARTNERS, L.P.
                                    By: Barington Companies Investors, LLC,
                                        its general partner

                                    By: /s/ James A. Mitarotonda
                                       ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member

                                    BARINGTON COMPANIES INVESTORS, LLC

                                    By: /s/ James A. Mitarotonda
                                       ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: Managing Member

                                    /s/ James A. Mitarotonda
                                    -----------------------------------------
                                    James A. Mitarotonda

                                    BARINGTON COMPANIES OFFSHORE
                                    FUND, LTD. (BVI)

                                    By: /s/ James A. Mitarotonda
                                       ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President

                                    BARINGTON COMPANIES ADVISORS, LLC

                                       38

                                    By:  Barington Capital Group, L.P., its
                                            managing member
                                    By:  LNA Capital Corp., its general
                                            partner

                                    By: /s/ James A. Mitarotonda
                                       ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President and Chief Executive Officer

                                    BARINGTON CAPITAL GROUP, L.P.
                                    By:  LNA Capital Corp., its general
                                            partner

                                    By: /s/ James A. Mitarotonda
                                       ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President and Chief Executive Officer

                                    LNA CAPITAL CORP.

                                    By: /s/ James A. Mitarotonda
                                       ---------------------------------------
                                    Name:  James A. Mitarotonda
                                    Title: President and Chief Executive Officer

                                    PARCHE, LLC
                                    By:  Admiral Advisors, LLC, its managing
                                         member

                                    By:  /s/ Jeffrey M. Solomon
                                        -----------------------------------
                                    Name:   Jeffrey M. Solomon
                                    Title:  Authorized Signatory

                                    STARBOARD VALUE & OPPORTUNITY FUND, LLC
                                    By: Admiral Advisors, LLC, its managing
                                        member

                                       39

                                    By:  /s/ Jeffrey M. Solomon
                                        -----------------------------------
                                    Name:   Jeffrey M. Solomon
                                    Title:  Authorized Signatory

                                    ADMIRAL ADVISORS, LLC
                                    By:  Ramius Capital Group, LLC, its
                                         sole member

                                    By:  /s/ Jeffrey M. Solomon
                                        -----------------------------------
                                    Name:   Jeffrey M. Solomon
                                    Title:  Authorized Signatory

                                    RAMIUS CAPITAL GROUP, LLC
                                    By:  C4S & Co., LLC, its managing member

                                    By:  /s/ Jeffrey M. Solomon
                                        -----------------------------------
                                    Name:   Jeffrey M. Solomon
                                    Title:  Managing Member

                                    C4S & CO., LLC

                                    By:  /s/ Jeffrey M. Solomon
                                        -----------------------------------
                                    Name:   Jeffrey M. Solomon
                                    Title:  Managing Member

                                    /s/ Peter A. Cohen
                                    --------------------------------
                                    Peter A. Cohen

                                    /s/ Morgan B. Stark
                                    --------------------------------
                                    Morgan B. Stark

                                    /s/ Jeffrey M. Solomon
                                    --------------------------------
                                    Jeffrey M. Solomon

                                    /s/ Thomas W. Strauss
                                    --------------------------------
                                    Thomas W. Strauss

                                       40

                                    RJG CAPITAL PARTNERS, LP

                                    By:  RJG Capital Management, LLC,
                                         its general partner

                                    By:  /s/ Ronald J. Gross
                                       ------------------------------
                                    Name:  Ronald J. Gross
                                    Title: Managing Member

                                    RJG CAPITAL MANAGEMENT, LLC

                                    By: /s/ Ronald J. Gross
                                        ------------------------------
                                    Name:  Ronald J. Gross
                                    Title: Managing Member

                                    /s/ Ronald J. Gross
                                    ----------------------------------
                                    Ronald J. Gross

                                       41

                                   SCHEDULE A

 Summary of Beneficial Ownership of Shares of Common Stock of Steven Madden, Ltd.

                                                                           AMOUNT
                                                                         BENEFICIALLY           PERCENT
                BENEFICIAL OWNER(7)                                        OWNED              OF CLASS(1)
                -------------------                                        -----              -----------
----------------------------------------------------------------------------------------------------------------
Barington Companies Equity Partners, L.P. ("Barington                    288,937 (2)(4)          2.21% (2)(4)
LP")
----------------------------------------------------------------------------------------------------------------
Barington Companies Investors, LLC ("Barington Investors                 (2)                     (2)
LLC")
----------------------------------------------------------------------------------------------------------------
James Mitarotonda                                                        (2)(4)                  (2)(4)
----------------------------------------------------------------------------------------------------------------
Barington Companies Offshore Fund, Ltd. (BVI)                            48,535 (3)(4)           0.37% (3)(4)
("Barington Offshore")
----------------------------------------------------------------------------------------------------------------
Barington Companies Advisors, LLC ("Barington Advisors LLC")             (3)                     (3)
----------------------------------------------------------------------------------------------------------------
Barington Capital Group, L.P. ("Barington Capital LP")                   (2)(3)(4)               (2)(3)(4)
----------------------------------------------------------------------------------------------------------------
LNA Capital Corp. ("LNA")                                                (4)                     (4)
----------------------------------------------------------------------------------------------------------------
Parche, LLC ("Parche")                                                   105,496 (5)             0.81% (5)
----------------------------------------------------------------------------------------------------------------
Starboard Value & Opportunity Fund, LLC ("Starboard")                553,852 (5)             4.24% (5)
----------------------------------------------------------------------------------------------------------------
Admiral Advisors, LLC ("Admiral")                                        (5)                     (5)
----------------------------------------------------------------------------------------------------------------
Ramius Capital Group, LLC ("RCG")                                        (5)                     (5)
----------------------------------------------------------------------------------------------------------------
C4S & Co., LLC ("C4S")                                               (5)                     (5)
----------------------------------------------------------------------------------------------------------------
Peter A. Cohen                                                           (5)                     (5)
----------------------------------------------------------------------------------------------------------------
Morgan B. Stark                                                          (5)                     (5)
----------------------------------------------------------------------------------------------------------------
Jeffrey M. Solomon                                                       (5)                     (5)
----------------------------------------------------------------------------------------------------------------
Thomas W. Strauss                                                        (5)                     (5)
----------------------------------------------------------------------------------------------------------------
RJG Capital Partners, LP ("RJG LP")                                      8,600 (6)               0.066% (6)
----------------------------------------------------------------------------------------------------------------
RJG Capital Management, LLC ("RJG LLC")                                  (6)                     (6)
----------------------------------------------------------------------------------------------------------------
Ronald Gross (collectively with beneficial owners                        (6)                     (6)
listed above, "Barington Group")
----------------------------------------------------------------------------------------------------------------
BARINGTON GROUP                                                          1,005,420               7.7%
----------------------------------------------------------------------------------------------------------------

(1)  Based upon based upon the 13,053,505 shares of Common Stock reported by the
Company to be issued and  outstanding  as of  November  3, 2004 in its Form 10-Q filed with the  Securities  and  Exchange  Commission  on  November 9, 2004 (the
"Issued and Outstanding Shares").

(2)  The  following  members  of the  Barington  Group  may  also be  deemed  to beneficially  own the 288,927  shares of Common Stock owned by Barington LP: (a)
as the general  partner of Barington  LP,  Barington  Investors  LLC; (b) as the
managing member of Barington Investors LLC, Mr. Mitarotonda; (c) as the majority member of  Barington  Investors  LLC,  Barington  Capital  LP; and (d) the other members discussed in paragraph (4) below.

(3)  The  following  members  of the  Barington  Group  may  also be  deemed  to beneficially own the 48,535 shares of Common Stock owned by Barington  Offshore:
(a) as the investment advisor to Barington Offshore, Barington Advisors LLC; (b)
as the managing member of Barington  Advisors LLC,  Barington Capital LP and (c)
the other members discussed in paragraph (4) below.

(4)  The  following  members  of the  Barington  Group  may  also be  deemed  to beneficially  own BOTH the 288,937  shares  owned by Barington LP and the 48,535 shares owned by Barington Offshore, representing an aggregate of 337,472 shares, constituting  approximately  2.58% of the Issued  and  Outstanding  Shares:  (a)
Barington  Capital LP, as discussed  above in paragraphs (2) and (3); (b) as the general  partner of Barington  Capital LP, LNA; and (c) as the sole  stockholder and director of LNA, and, as discussed in paragraph  (2) above,  as the managing

                                       42

member of Barington  Investors LLC, Mr.  Mitarotonda.  Mr.  Mitarotonda has sole voting  and  dispositive  power  with  respect to the  288,937  shares  owned by
Barington LP and the 48,535 shares owned by Barington  Offshore by virtue of his authority to vote and dispose of such shares.

(5)  The  following  members  of the  Barington  Group  may  also be  deemed  to beneficially  own BOTH the 105,496 shares and the 553,852 shares of Common Stock owned by Parche  and  Starboard,  respectively,  representing  an  aggregate  of
659,348 shares,  constituting  approximately 5.05% of the Issued and Outstanding
Shares: (a) as the managing member of each of Parche and Starboard, Admiral; (b)
as the sole member of Admiral,  RCG; (c) as the managing member of RCG, C4S; (d)
as the managing members of C4S, each of Peter A. Cohen, Morgan B. Stark, Jeffrey
M. Solomon and Thomas W.  Strauss.  Each of Messrs.  Cohen,  Stark,  Solomon and
Strauss share voting and  dispositive  power with respect to the 105,496  shares and 553,852  shares owned by Parche and  Starboard,  respectfully,  by virtue of their shared authority to vote and dispose of such shares. Messrs. Cohen, Stark,
Solomon and Strauss disclaim beneficial ownership of such shares.

(6)  The  following  members  of the  Barington  Group  may  also be  deemed  to beneficially own the 8,600 shares owned by RJG LP: (a) as the general partner of
RJG LP, RJG LLC; and (b) as the managing  member of RJG LLC,  Ronald Gross.  Mr.
Gross has sole voting and  dispositive  power with  respect to the 8,600  shares owned by RJG LP by virtue of his authority to vote and dispose of such shares.

(7)  Each  member of the  Barington  Group is deemed  to have  sole  voting  and dispositive power over the shares of Common Stock reported as beneficially owned by virtue of their  respective  positions as described in paragraphs (1) through
(6), with the exception of Messrs.  Cohen, Stark,  Solomon and Strauss, who have shared  authority  to vote and dispose of such  shares.  Messrs.  Cohen,  Stark,
Solomon and Strauss  disclaim  beneficial  ownership  of such  shares.  With the exception  of Messrs.  Cohen,  Stark,  Solomon and  Strauss,  each member of the
Barington Group is deemed to have sole voting and dispositive power with respect to the shares  each  beneficially  owns,  regardless  of the fact that  multiple members of the Barington  Group within the same chain of ownership are deemed to have sole voting and  dispositive  power with respect to such shares.  Each such member  reports  sole voting and  dispositive  power with respect to such shares based  on its  relationship  to the  other  members  within  the  same  chain of ownership.

                                       43

                                                                    EXHIBIT 99.8

For Immediate Release

               STEVEN MADDEN, LTD. AND THE BARINGTON CAPITAL GROUP
                                REACH AGREEMENT -
                      COMPANY WILL ALLOCATE $25 MILLION TO
                    SHARE REPURCHASE AND/OR DIVIDENDS IN 2005

        Company will add an Additional Independent Director to the Board

     LONG  ISLAND  CITY,  N.Y. - February  2, 2005 - Steven  Madden,  Ltd.  (the
"Company") and a group of investors led by Barington  Capital  Group,  L.P. (the
"Barington Group") that has reported beneficial  ownership of approximately 7.7%
of the Company's  outstanding shares,  announced today that they have reached an agreement  that will avoid a proxy contest at the Company's  2005 annual meeting of shareholders.

     Under the terms of the Settlement Agreement, the current Board, in its sole discretion, will determine who will be nominated for re-election to the Board of
Directors  at  the  2005  annual  meeting.  The  Company  will  also  add  a new independent  Board member who will join the recently  elected  Harold D. Kahn as independent  candidates for election at the 2005 annual  meeting.  The Barington
Group has agreed to vote for the election of each of the Board's nominees.

     The Settlement Agreement includes assurances that the Company will dedicate additional  capital  resources to the  enhancement of shareholder  value through share repurchases  (including  possibly by self-tender  offer) and/or dividends.
For the fiscal year ended  December 31, 2004 the Company  repurchased a total of
545,100  shares for an  aggregate  of $9.7  million.  For 2005,  the Company has committed to spend $25 million,  an increase of approximately 150% over 2004. It has further committed to spend an additional $10 million in 2006. Final programs utilizing cash resources are subject to market  conditions and applicable  legal requirements.

     Under the  Agreement  the  Board  will  meet  with  representatives  of the
Barington  Group on a  quarterly  basis to engage in an open  dialogue  with the
Board.  The Company has also agreed to appoint one of its independent  directors as a lead director.

     Finally,  the Agreement  provides  that the  Barington  Group will abide by certain  standstill  provisions for a two year period.  The Barington Group will support the Board through the 2006 annual  meeting of  shareholders,  subject to the terms of the Settlement Agreement,  which will be incorporated into a Report on Form 8-K to be filed by the Company this week.

     Jamie Karson,  Chairman and Chief Executive Officer of Steven Madden,  Ltd.
and the Outside  Directors  of the  Company  stated,  "We are pleased  that this matter has been  resolved  in a manner  that  serves the best  interests  of our stockholders.  It has always  been our intent to enhance  shareholder  value and this Agreement clearly evidences that intent."

     "Our Board of Directors and the management team are very focused on growing the business, improving profitability of various divisions, further building and leveraging  the Steve Madden  brand,  and  enhancing  shareholder  value for the long-term.  We  collectively  look  forward to  turning  our full  attention  to ensuring that Steven Madden,  Ltd.  remains one of the premier fashion  footwear companies in the marketplace."

     James A.  Mitarotonda,  Chairman and Chief  Executive  Officer of Barington
Capital  Group,  stated,  "This  agreement  demonstrates  the  commitment of all parties to addressing  the interests of all  stockholders  in a significant  and positive way. As we have previously stated, we are pleased the Company added Hal
Kahn to its Board last December so that the existing management team can benefit from Mr. Kahn's retail and merchandising expertise. We are also pleased with the agreement to appoint a lead director and an additional  independent  director to the Board and that the Company will dedicate $35 million over the next two years to stockholders  through share repurchases  and/or  dividends.  We believe these actions will provide  significant value to shareholders.  We are looking forward to engaging in a constructive dialogue with the Board."

     Steven Madden, Ltd. designs and markets fashion-forward footwear for women, men and  children.  The shoes  are sold  through  Steve  Madden  retail  stores, department  stores,  apparel  and  footwear  specialty  stores,  and  on-line at
HTTP://WWW.STEVEMADDEN.COM  . The  Company has  several  licenses  for the Steve
Madden and Stevies  brands,  including  eyewear,  hosiery,  and belts,  owns and operates one retail store under its Steven brand,  and is the licensee for l.e.i
Footwear, Candie's Footwear and Unionbay Men's Footwear.

     Barington  Capital  Group,  L.P.  is an  investment  management  firm  that primarily invests in undervalued,  small-capitalization companies. Barington and its principals are experienced value-added investors who have taken active roles in assisting management teams in creating or improving shareholder value.